

02007881

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JUL 02 2002
WASH. D.C.
PROCESSING
SECTION

SEC FILE NUMBER
8- 49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06-01-01 (MM/DD/YY) AND ENDING 05-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCESS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 N.W. 63RD STREET
(No. and Street)

OKLAHOMA CITY	OKLAHOMA	73116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TROY E. JONES (405) 848-9826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS AND ROUND, INC.
(Name – *if individual, state last, first, middle name*)

7312 N. MACARTHUR BLVD.	OKLAHOMA CITY	OKLAHOMA	73132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, TROY E. JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS INVESTMENTS, INC., as of MAY 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY
SEAL
PUBLIC
HY D. SECHRIST
County
Public in and for
State of Oklahoma
Expires 9-20-04

00014231

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks & Round, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

To the Board of Directors of
Access Investments, Inc.:

We have audited the accompanying statement of financial condition of Access Investments, Inc., as of May 31, 2002, and the related statements of operations, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended May 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Investment, Inc., at May 31, 2002, and the results of their operations and their cash flows for the year ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks and Round, Inc.

Marks and Round, Inc.
June 25, 2002

7312 N. MacArthur Blvd. • Oklahoma City, OK 73132 • (405) 721-9360 • FAX (405) 721-6785

ACCESS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2002

ASSETS

Cash	$ 14,753
Receivable from clearing organizations	4,528
Organization costs, less accumulated amortization of $1,100 (Note 1)	1,900
Software, less accumulated amortization of $1,555 (Note 1)	-
	$ 21,181

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers	$ 7,482
Stockholders equity:	
Common stock, $1 par value, authorized 50,000 shares, issued 100 shares	100
Additional paid-in capital	12,900
Retained earnings	699
Total stockholders equity	13,699
	$ 21,181

The accompanying notes are an integral part of these financial statements.

ACCESS INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2002

Revenues:	
Commissions	$ 77,403
Expenses:	
Commissions paid	71,052
Amortization	589
Insurance	4,515
Legal and accounting	1,800
Other expenses	2,112
	80,068
Income before income taxes	(2,665)
Provision for income taxes (Note 3)	-
Net income	$ (2,665)

The accompanying notes are an integral part of these financial statements.

ACCESS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2002

Cash flows from operating activities:	
Net income	$ (2,665)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	589
Increase (decrease) in cash flow from operating assets and liabilities:	
Accounts receivable	(2,206)
Accounts payable	(5,695)
Net cash provided by operating activities	(9,977)
Net change in cash	(9,977)
Cash at beginning of year	24,730
Cash at end of year	$ 14,753
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

ACCESS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED MAY 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
Balance at May 31, 2001	100	$100	$12,900	$3,364	$ 16,364
Net income	-	-	-	(2,665)	(2,665)
Balance at May 31, 2002	100	$100	$12,900	$ 699	$ 13,699

The accompanying notes are an integral part of these financial statements.

ACCESS INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MAY 31, 2002

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2002.

The accompanying notes are an integral part of these financial statements.

ACCESS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated under the laws of the state of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Security transactions are recorded on an application-way basis, where commissions and related clearing expenses are recorded upon receipt of commissions. Costs and expenses are recorded on an accrual basis.

Organization costs are amortized over 15 years for both financial and tax purposes.

Software is stated at cost and amortized over 36 months for financial and tax purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company's operations are performed in office space provided by a related company of the sole shareholder. Various items of office furniture, equipment and clerical help are also used by the Company without charge. Officers of the Company perform managerial duties without compensation.

ACCESS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002

NOTE 3 - INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
	$ -	$ -	$ -

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. At May 31, 2002, the Company had net capital of $11,799, which was $5,799 in excess of its required net capital of $6,000.

SCHEDULE I

ACCESS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MAY 31, 2002

Total stockholders equity	$ 13,699
Deductions:	
Organization costs, net	1,900
	1,900
Net capital	$ 11,799
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to broker-dealers	$ 7,482
Total aggregate indebtedness	$ 7,482
Minimum net capital requirement	$ 6,000
Excess net capital	$ 5,799
Ratio: Aggregate indebtedness to net capital	.634 to 1

Reconciliation with Company's computation (included in Part IIA as of May 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 11,892
Adjustments	(93)
Net capital per above	$ 11,799

NOTE 1:

Net capital, as defined in Rule 15c3-1 of the Securities and Exchange Commission, shall be deemed to be the net worth of a broker-dealer reduced by certain assets which are not readily converted into cash or which are not readily marketable.

SCHEDULE II

ACCESS INVESTMENTS, INC.
EXEMPTION FROM THE PROVISIONS OF RULE 15c3-3
MAY 31, 2002

The Company believes it is exempt from the provisions of Rule 15c3-3 because, as provided in section (k)(1) and (k)(2)(ii) of that rule, they are a limited business broker-dealer that clears all transactions with or for customers on a fully disclosed basis with a clearing broker-dealer. As such, they promptly transmit all customer's funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto, pursuant to the requirements of rules 17g-3 and 17g-4, as are customarily made and kept by a clearing broker-dealer.

Marks & Round, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Access Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Access Investments, Inc. (the Company), for the year ended May 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7312 N. MacArthur Blvd. • Oklahoma City, OK 73132 • (405) 721-9360 • FAX (405) 721-6785

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Marks and Round, Inc.

Marks and Round, Inc.
June 25, 2002

ACCESS INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
For the Year ended May 31, 2002
Together with Accountant's Audit Report